Exhibit 99.1

CyberArk Announces Strong First Quarter 2021 Results

Total Revenue of $113 Million
Subscription Revenue of $25 Million Increased 180% Year-over-Year
Strong Annual Recurring Revenue (ARR) of $288 Million Grew 41% Year-over-Year
Cash Flow Provided by Operating Activities of $34 Million

Newton, Mass. and Petach Tikva, Israel – May 5 2021–  CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced strong financial results for the first quarter ended March 31, 2021.

“With our strong first quarter performance and accelerating business momentum, 2021 is off to a great start,” said Udi Mokady, CyberArk Chairman and CEO.  “In early January, we formally kicked off our active transition to a recurring revenue model, and the execution of our strategy exceeded our expectations.  We were thrilled with the faster than 40 percent growth in our Annual Recurring Revenue (ARR), greater than 250 percent growth in ARR related to SaaS and on-premises subscription contracts, the 180 percent increase in subscription revenue, and that subscription revenue represented 22 percent of total revenue for the quarter.  The robust demand environment, particularly for our SaaS solutions, and execution of our strategy is further demonstrated by the fact that we exceeded the high end of our revenue guidance while also having a greater than expected mix of subscription bookings of 51 percent in the first quarter.  The strong start to the year positions us well to execute on our subscription transition timeline, accelerate growth across our identity security portfolio, deliver profitability and increase shareholder returns.”

Financial Highlights for the First Quarter Ended March 31, 2021

Revenue(1):
•	Subscription revenue was $24.7 million in the first quarter of 2021, up 180 percent year over year.
•	Perpetual license revenue was $26.7 million in the first quarter of 2021.
•	Maintenance and professional services revenue was $61.3 million in the first quarter of 2021.
•	Total revenue was $112.8 million in the first quarter of 2021.

Operating Income (Loss):
•	GAAP operating loss was $(15.3) million and Non-GAAP operating income was $5.4 million in the first quarter of 2021.

Net Income (Loss):
•	GAAP net loss was $(15.2) million, or $(0.39) per basic and diluted share, in the first quarter of 2021. Non-GAAP net income was $3.8 million, or $0.09 per diluted share, in the first quarter of 2021.

(1)
New Financial Disclosures: Beginning in the first quarter of 2021, CyberArk is revising the presentation of its lines of revenue and cost of revenue.  The Company believes that the revised categories for revenue and cost of revenue as presented on the income statement align with how management evaluates the business.  In addition, this disclosure will increase transparency into the Company’s business and shift toward recurring revenues, providing investors with more visibility into the subscription transition program. Historical information by quarter for fiscal years 2020 and 2019, which has been retroactively reclassified to reflect the new lines of revenue and cost of revenue, can be found in the PowerPoint presentation posted to CyberArk’s investor relations website.  The new revenue lines consist of (a) Subscription revenue, which represents SaaS and on-premises subscription revenue including the license portion of on-premises subscription revenue and the ratable maintenance component of on-premises subscription revenue (b)  Perpetual license revenue and (c) Maintenance and professional services revenue, which represents the maintenance component related to perpetual license sales and professional services revenue.

The tables at the end of this press release include a reconciliation of the following non-GAAP financial measures to their most directly comparable GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and free cash flow. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Net Cash Provided by Operating Activities:
•
As of March 31, 2021, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities and short-term deposits. This compares with $1.2 billion in cash, cash equivalents, marketable securities and short-term deposits as of March 31, 2020.

•	As of March 31, 2021, total deferred revenue was $259.7 million, a 23 percent increase from $210.7 million at March 31, 2020.
•	During the first quarter of 2021, the Company generated $34.0 million in net cash provided by operating activities, compared to $33.8 million in the first quarter of 2020.

Annual Recurring Revenue (ARR):

•	Annual Recurring Revenue (ARR) was $288 million, an increase of 41 percent from $205 million at March 31, 2020.

Business Outlook

Based on information available as of May 5, 2021, CyberArk is issuing guidance for the second quarter and updating its guidance for full year 2021 as indicated below.

Second Quarter 2021:
•	Total revenue between $111.0 million and $119.0 million.
•	Non-GAAP operating income (loss) is expected to be in the range of an operating loss of $(3.5) million to operating income of $3.5 million.
•	Non-GAAP net income (loss) per share is expected to be in the range of a net loss of $(0.11) per basic and diluted share to net income of $0.06 per diluted share.
o	Assumes 39.6 million weighted average basic and diluted shares and 40.7 million weighted average diluted shares.

Full Year 2021:
•	Total revenue is expected to be in the range of $484.0 million to $496.0 million.
•	Non-GAAP operating income is expected to be in the range of $20.0 million to $30.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.39 to $0.64 per diluted share.
o	Assumes 40.9 million weighted average diluted shares.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Wednesday, May 5, 2021 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s first quarter financial results and its business outlook. To access this call, dial +1 (833) 968-2251 (U.S.) or +1 (778) 560-2670 (international). The conference ID is 7887845. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 585-8367 (U.S.) or (416) 621-4642 (international). The replay pass code is 7887845. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2021 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income (loss), net income (loss) or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as GAAP operating income (loss) excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability.  The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs  and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity and the resulting impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; the Company’s plan to begin actively transitioning its business to a recurring revenue model in 2021; and the Company’s ability to complete the transition in the time frame expected; the Company’s ability to meet financial and operating targets during the transition period and after the transition is complete; changes to the drivers of the Company’s growth and our ability to adapt our solutions to IT security market demands; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network systems; the Company’s ability to hire, retain and motivate qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2020	2021

Revenues:
Subcription	$8,824	$24,727
Perpetual license	43,774	26,694
Maintenance and professional services	54,228	61,341

Total revenues	106,826	112,762

Cost of revenues:
Subcription	1,940	5,210
Perpetual license	1,345	1,004
Maintenance and professional services	13,800	14,718

Total cost of revenues	17,085	20,932

Gross profit	89,741	91,830

Operating expenses:
Research and development	21,285	29,737
Sales and marketing	51,196	61,440
General and administrative	14,689	15,999

Total operating expenses	87,170	107,176

Operating income (loss)	2,571	(15,346)

Financial expense, net	(736)	(2,906)

Income (loss) before taxes on income	1,835	(18,252)

Tax benefit	551	3,057

Net income (loss)	$2,386	$(15,195)

Basic net income (loss) per ordinary share	$0.06	$(0.39)
Diluted net income (loss) per ordinary share	$0.06	$(0.39)

Shares used in computing net income (loss) per ordinary shares, basic	38,222,867	39,175,052
Shares used in computing net income (loss) per ordinary shares, diluted	39,309,750	39,175,052

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	March 31,
	2020	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$499,992	$515,178
Short-term bank deposits	256,143	251,362
Marketable securities	196,856	211,803
Trade receivables	93,128	66,716
Prepaid expenses and other current assets	15,312	20,987

Total current assets	1,061,431	1,066,046

LONG-TERM ASSETS:
Marketable securities	202,190	205,534
Property and equipment, net	18,537	18,816
Intangible assets, net	23,676	22,224
Goodwill	123,717	123,717
Other long-term assets	99,992	96,669
Deferred tax asset	32,809	39,169

Total long-term assets	500,921	506,129

TOTAL ASSETS	$1,562,352	$1,572,175

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,250	$5,928
Employees and payroll accruals	52,169	41,205
Accrued expenses and other current liabilities	24,915	22,847
Deferred revenues	161,679	175,819

Total current liabilities	247,013	245,799

LONG-TERM LIABILITIES:
Convertible senior notes, net	502,302	506,692
Deferred revenues	80,829	83,863
Other long-term liabilities	24,920	23,022

Total long-term liabilities	608,051	613,577

TOTAL LIABILITIES	855,064	859,376

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	101	102
Additional paid-in capital	481,992	505,463
Accumulated other comprehensive income	4,175	1,409
Retained earnings	221,020	205,825

Total shareholders' equity	707,288	712,799

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,562,352	$1,572,175

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2020	2021

Cash flows from operating activities:
Net income (loss)	$2,386	$(15,195)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,479	3,370
Amortization of premium and accretion of discount on marketable securities, net	(80)	1,789
Share-based compensation	16,308	19,297
Deferred income taxes, net	(2,516)	(5,121)
Decrease in trade receivables	20,983	26,412
Amortization of debt discount and issuance costs	4,240	4,390
Decrease (increase) in prepaid expenses and other current and long-term assets	(8,160)	444
Increase (decrease) in trade payables	421	(1,783)
Increase in short-term and long-term deferred revenues	20,298	17,174
Decrease in employees and payroll accruals	(14,162)	(12,312)
Decrease in accrued expenses and other current and long-term liabilities	(8,371)	(4,490)

Net cash provided by operating activities	33,826	33,975

Cash flows from investing activities:
Investment in short and long term deposits	(12,527)	(1,313)
Investment in marketable securities	(44,921)	(71,137)
Proceeds from maturities of marketable securities	41,246	49,957
Purchase of property and equipment	(1,327)	(2,665)

Net cash used in investing activities	(17,529)	(25,158)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	(799)	1,411
Proceeds from exercise of stock options	4,806	4,961

Net cash provided by financing activities	4,007	6,372

Increase in cash, cash equivalents and restricted cash	20,304	15,189

Cash, cash equivalents and restricted cash at the beginning of the period	$792,413	$500,044

Cash, cash equivalents and restricted cash at the end of the period	$812,717	$515,233

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended
	March 31,
	2020	2021

Net cash provided by operating activities	$33,826	$33,975
Less:
Purchase of property and equipment	(1,327)	(2,665)

Free cash flow	$32,499	$31,310

GAAP net cash used in investing activities	(17,529)	(25,158)
GAAP net cash provided by financing activities	4,007	6,372

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,
	2020	2021

Gross profit	$89,741	$91,830
Plus:
Share-based compensation (1)	1,803	2,395
Amortization of share-based compensation capitalized in software development costs (3)	-	47
Amortization of intangible assets (2)	936	1,278

Non-GAAP gross profit	$92,480	$95,550

Reconciliation of Operating Income (Loss) to Non-GAAP Operating Income:

	Three Months Ended
	March 31,
	2020	2021

Operating income (loss)	$2,571	$(15,346)
Plus:
Share-based compensation (1)	16,308	19,297
Amortization of share-based compensation capitalized in software development costs (3)	-	47
Amortization of intangible assets (2)	1,049	1,452
Acquisition related expenses	1,610	-

Non-GAAP operating income	$21,538	$5,450

Reconciliation of Net Income (loss) to Non-GAAP Net Income:

	Three Months Ended
	March 31,
	2020	2021

Net income (loss)	$2,386	$(15,195)
Plus:
Share-based compensation (1)	16,308	19,297
Amortization of share-based compensation capitalized in software development costs (3)	-	47
Amortization of intangible assets (2)	1,049	1,452
Acquisition related expenses	1,610	-
Amortization of debt discount and issuance costs	4,240	4,390
Taxes on income related to non-GAAP adjustments	(6,012)	(6,159)

Non-GAAP net income	$19,581	$3,832

Non-GAAP net income per share
Basic	$0.51	$0.10
Diluted	$0.50	$0.09

Weighted average number of shares
Basic	38,222,867	39,175,052
Diluted	39,309,750	40,491,989

(1) Share-based Compensation :

	Three Months Ended
	March 31,
	2020	2021

Cost of revenues - Subscription	$100	$254
Cost of revenues - Perpetual license	36	54
Cost of revenues - Maintenance and Professional services	1,667	2,087
Research and development	3,021	4,350
Sales and marketing	6,400	7,498
General and administrative	5,084	5,054

Total share-based compensation	$16,308	$19,297

(2) Amortization of intangible assets :

	Three Months Ended
	March 31,
	2020	2021

Cost of revenues - Subscription	$541	$1,089
Cost of revenues - Perpetual license	395	189
Sales and marketing	113	174

Total amortization of intangible assets	$1,049	$1,452

(3) Classified as Cost of revenues - Subscription.